PRESS GANEY HOLDINGS, INC.

401 Edgewater Place, Suite 500

Wakefield, Massachusetts 01880

May 18, 2015

Via EDGAR Transmission

Sonia Gupta Barros, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Press Ganey Holdings, Inc.
Registration Statement on Form S-1
Filed April 6, 2015
Registration No. 333-203248

Dear Ms. Barros:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on May 20, 2015, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Press Ganey Holdings, Inc. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Nathan Ajiashvili of Latham & Watkins LLP, special counsel to the Company, at (212) 906-2916, or in his absence, Timothy Kirby at (212) 906-4726, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

In connection with this request for effectiveness, the Company acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Press Ganey Holdings, Inc.

		By:	/s/ Devin J. Anderson
Devin J. Anderson
General Counsel and Corporate Secretary

cc:	Peter Handrinos, Esq.
Nathan Ajiashvili, Esq.
Timothy Kirby, Esq.
Joseph Skrokov, Esq.
Nicole McNeil, Esq.